Exhibit 7 — Other

Document No.	Date of Document	Title of Document
7.13	May 30, 2007	Early Warning Report (Wega Mining ASA)(2)

National Instrument 62-103

Appendix B

Early Warning Report

(a)                                  The name and address of the offeror.

Wega Mining ASA (“Wega Mining”)
Karenslyst Allé 2, Oslo
P.O. Box 568 Skøyen
N-0214 Oslo, Norway

(b)                               The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

Wega Mining has acquired an additional 5.5 million common shares (“Common Shares”) of Century Mining Corporation (“Century”) (representing approximately 4% of the outstanding Common Shares).  After this acquisition, Wega Mining owns 24,801,646 Common Shares (representing 18.17% of the issued and outstanding Common Shares).  Wega Mining also holds warrants entitling it to acquire an aggregate of 3,370,786 additional Common Shares at an exercise price of C$1.17 per share exerciseable at any time on or before May 10, 2009.  Wega Mining and Century have agreed that Wega Mining will not increase its direct and indirect share of the outstanding Common Shares above 19.9% without the approval of the board of directors of Century.

(c)                                The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release.

See item (b) above.

(d)                               The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which

(i)            the offeror, either alone or together with any joint actors, has ownership and control,

See item (b) above.

(ii)                                the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor, and

Not applicable.

(iii)                             the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

(e)                                  The name of the market in which the transaction or occurrence that gave rise to the news release took place.

The Common Shares were acquired through the facilities of the TSX Venture Exchange.

(f)                                    The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

Wega Mining has acquired the Common Shares for investment purposes.  Wega Mining’s investment will be reviewed on a continuing basis and its holdings may be increased or decreased in the future.

(g)                                 The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.

See item (b) above.

(h)                                 The names of any joint actors in connection with the disclosure required by this Appendix.

None.

(i)                                     In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror.

See item (b) above.

(j)                                     if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

DATED this 30th day of May, 2007.

Wega Mining ASA

By:	Sverre Slåttsveen
Name:	Sverre Slåttsveen
Title:	Chief Financial Officer